SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(g) of
The Securities Exchange Act of 1934

TERRA NOSTRA RESOURCES LTD.
(Exact name of registrant as specified in its charter)
NEVADA (State or other jurisdiction of incorporation or organization)	86-0875500 (I.R.S. Employer Identification No.)

1530-9th Ave. S.E., Calgary, Alberta Canada (Address of principal executive offices)	T2G 0T7 (Zip Code)

(403) 204-0260

Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b)of the Act:
Tile of each class to be so registered: NONE	Name of each exchange on which each class is to be registered: NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, 100,000,000 shares, $0.001 par value

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General Description and Development of Business

Unless otherwise noted, all dollar references are in U.S. Dollars. On February 7, 1994, Terra Nostra Resources, Ltd., a Nevada corporation ("Terra Nostra" or the "Corporation") was incorporated under the laws of the State of Nevada, under the name of Renegade Recreational Rentals, Inc. On February 26, 1996, the Corporation started to carry on business under the fictitious business name "Buccaneer Holdings, Inc.". On January 25, 2002, the Corporation changed its name to "Terra Nostra Resources Ltd". Terra Nostra was incorporated for the business of operating recreational jet boats and to license jet boat rental services in one or more resort locations in the Caribbean and in the warmer zones of the United States. The Corporation was to purchase its boats from Renegade Recreational Products, Inc., the exclusive manufacturer of the boat. Renegade Recreational Products, Inc. was an affiliate of the Corporation by virtue of a common shareholder at that time. The Corporation spent two years attempting to market the boats and to establish rental locations but it was unable to finalize any contracts for rental locations or to raise sufficient capital to meet it's ongoing operations. On February 26, 1996, the major shareholder of the Corporation sold his shares to Buccaneer Holdings, Inc. Terra Nostra commenced business in the oil and gas sector in August, 1996 by purchasing its first oil and gas prospect, known as the Kejr Leases from Buccaneer Holdings Inc., a Belize Corporation.

Terra Nostra appointed 3 additional members to its Board of Directors in early February 2002, each of whom has experience in the resource sector, including but not limited to mining exploration. Terra Nostra has recently commenced a review of the opportunities afforded with its present oil and gas leases and other possible acquisitions in the oil and gas industry and the mining industry as a result of Terra Nostra's newly appointed directors, Regis Bosse, Carl L. Caumartin and Clement Patenaude. Terra Nostra has also commenced a private offering of its securities to raise funds for operating capital and to identify potential resource projects in both oil and gas and mining. See "PART II ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

Terra Nostra's Business

In August 1996, the Corporation purchased from Buccaneer Holdings, Inc., a Belize corporation, a 10% interest in certain oil and gas assets, known as the Kejr leases by way of a loan from Buccaneer Holdings Inc. in the amount of $10,450.00. On September 1, 1996, the loan for $10,450.00 was converted into 500 shares of the Corporation's common stock. The Corporation commenced business in the oil and gas industry by the drilling of the first well, the Kejr 23-11, on the leases. The well was completed and production came on line in December 1996. In December 1996, the Corporation acquired a 2% interest in the Hell's Canyon leases for $2,402.26 and issued a total of 120 shares in settlement of the purchase on March 1, 1997. Terra Nostra participated in drilling of two further wells on the Kejr leases during 1997, one of which was a dry hole and the other well, the Kejr 24-11, which had marginal production and is presently not producing. The Corporation participated in drilling a well on the Hell's Canyon leases during 1997 which was also a dry hole. After a number of dry holes, management of the Corporation was unable to progress the Corporation beyond its initial oil and gas acquisitions due to a lack of funding and a lack of experienced personnel. The Hell's Canyon leases expired in 2001. Terra Nostra presently holds a 10% working interest in one small producing well located in Colorado, the Kejr 23-11. The operation of the Kejr 23-11 well and the sale of the oil is managed by the operator, Merit Energy Company and thus Terra Nostra is dependent upon the expertise of Merit Energy Company to deliver the output of this well in the most beneficial manner possible. Terra Nostra also depends on Merit Energy Company to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Any losses or damages caused in the operation of this well that is not covered by operator's insurance would be a liability for the Corporation. The Corporation will also be liable for a pro-rata portion of expenses incurred in the event the well is shut-in. Terra Nostra does not and will not be sponsoring or undertaking any research and development nor does it hold any patents, copyrights or other intellectual property.

The oil and gas business is highly competitive. Terra Nostra faces competition from large numbers of companies engaged in the exploration and development of oil and gas prospects. Many of the companies so engaged possess greater financial and personnel resources than Terra Nostra and therefore have greater leverage to use in developing oil and gas prospects, funding operations, hiring personnel and marketing their production. Accordingly, a high degree of competition in these areas is expected to continue. The major oil and gas companies could aggressively pursue certain acquisition targets that Terra Nostra may be negotiating on and Terra Nostra could not overcome or compete with them due to their financial and corporate strength.

Terra Nostra presently has limited operations. Terra Nostra intends to raise funds for operating capital, to pay expenses and for the acquisition of further oil and gas prospects, both development and exploration prospects and to also look at other opportunities in the mining sector, including the possible acquisition of mineral properties. Terra Nostra is presently undertaking an initial offering to raise $100,000.00, which funds will be used to pay the existing debts of the Corporation and to provide working capital for operations. If the Corporation is successful in such offering, it then hopes to raise an additional $900,000. (See 'ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS AND PLAN OF OPERATION" below.) Should the Company be successful in locating further prospects it will be required to either use the proceeds from the second offering, issue additional shares for the acquisitions, or obtain loans. It is unknown at this time whether Terra Nostra will be successful in raising any portion of its required capital.

Terra Nostra's principal place of business and its executive offices are presently located at 1530 - 9th Ave S.E., Calgary, Alberta, Canada T2G 0T7; however, it is looking at relocating its executive offices to the Province of Quebec where the majority of its management is located. Terra Nostra's agent for service of process is located at 318 North Carson St., Suite 208, Carson City, Nevada 89701. (See "DESCRIPTION OF PROPERTY" below.) At present the Corporation does not have any full time employees working in the offices at 1530-9th Ave S.E. and three part time employees who handle accounting, administration and legal functions.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

At present Terra Nostra has some revenue from one producing oil and gas well, however recently the expenses from that producing oil well have been in excess of any production revenue. Management is presently raising working capital for Terra Nostra as the Corporation presently does not have sufficient funds to continue operations. Shareholder loans are being and have been used since 1994 to meet ongoing overhead, including acquisition and drilling costs. In 1994, shareholders provided loans of $8,756; in 1996 shareholder loans of $10,450 were provided; in 1997 shareholders loans of $31,340 were provided; in 1998 shareholder loans of $13 were provided; in 2000 shareholder loans of $615 were provided; and in 2001 shareholder loans of $219 were provided.

GENERAL

During the fiscal year ended 2001, Terra Nostra's operations were limited to passive investments in oil and gas leases and one oil well. Each of these investments was acquired during the fiscal year ended December 31, 1996. At present, Terra Nostra earns minimal income from production from its oil well in Colorado. Other than these acquisitions and a few stock issuances to meet the Corporation's ongoing overhead, Terra Nostra was not conducting business until recently. Management is presently raising working capital for Terra Nostra as the Corporation will not have sufficient funds to continue operations. Capital from equity issues or borrowing will be required to fund future expansion of Terra Nostra's business. Therefore, the audited financial statements for the fiscal years ended December 31, 2001, 2000, and 1999, included with this registration statement, are not necessarily indicative of Terra Nostra's future operations. All dollar references in this section and in our financial statements are in U.S. dollars.

PLAN OF OPERATION

Terra Nostra currently does not have sufficient cash or liquid assets to satisfy its cash requirements for the next twelve months. Terra Nostra anticipates that it will need to raise $1,000,000 to cover its overhead and operational needs and increase its capital base through more oil and gas or mining asset acquisitions during the next twelve month period. The Corporation expects that it will be able to obtain $100,000 through a private placement during the first quarter of fiscal year 2002 and the remaining $900,000 in equity and/or debt financing later in year 2002 to meet this $1,000,000 need. While no specific sources for these purposes have been identified, the Corporation intends to contact investors that have previously provided funds to it.

Terra Nostra does not anticipate incurring any product research or development during the 12 month period. Terra Nostra anticipates expending approximately $700,000 to $900,000 during fiscal year 2002 in oil and gas and/or mining property acquisitions. The Company intends to raise funds for these acquisitions through equity and/or debt financings. During the next twelve months Terra Nostra expects to increase the number of its employees to 4 full-time employees and three part-time employees.

ITEM 3. DESCRIPTION OF PROPERTY

Principal Plants and Other Property

Terra Nostra's real estate holdings are limited to office space located at 1530-9th Ave S.E., Calgary, Alberta, Canada T2G OT7.

Terra Nostra is provided office space by International Securities Group Inc. which provides accounting. legal and administration services to the Company. Presently there is no charge to Terra Nostra and no written agreement for this office space which serves as Terra Nostra's administrative headquarters. International Securities Group Inc. is also the largest shareholder in Terra Nostra, owning a total of 6,500,000 shares. International Securities Group Inc. also provides

Oil and Gas Properties

As discussed above, Terra Nostra has a 10% interest in certain oil and gas leases in Colorado, known as the Kejr leases. There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, that is presently not producing and is being evaluated by the operator as to whether to re-complete the well or to plug and abandon it. All other leases held by Terra Nostra have expired.

Terra Nostra participated in the drilling of three wells on the Kejr leases during 1996 and 1997. The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June, 1997. The third well drilled on the Kejr leases, the Keela 34-10, was a dry hole. Terra Nostra also participated in drilling a well on the Hell's Canyon leases during 1997. This well was also a dry hole and was plugged and abandoned. After the drilling of one marginal well and two dry holes the Corporation was unable to progress beyond its initial oil and gas acquisitions due to a lack of funding and a lack of experienced personnel. The Hell's Canyon leases expired in 2001.

Reserves

We have not filed any reports of estimated total proved net oil or gas reserves with any governmental agency.

Production

The following table sets forth certain information regarding production for the year ended December 31, 2001. We have not provided information for the years 1999 and 2000 as the Corporation was in a dispute with the previous operator and has been unable to obtain any reports or records relating to the Kejr leases. Also, any revenues which may have been accrued or been earned have not been received to date. The Corporation is trying to obtain the information through the newly appointed operator, Merit Energy Company.

Average sales price per unit of oil produced $21.91

Average production cost per unit of production $25.86

Acreage and Wells

Developed Acreage - As of December 31, 2001, the Corporation owned a working interest in 320 total gross acres and 32 total net acres; "gross acres" means acres in which Terra Nostra has a working interest and "net acres" means Terra Nostra's aggregate working interest in the gross acres.

Undeveloped Acreage - As of December 31, 2001 the Corporation held no further interest in any undeveloped acres.

Drilling Activity - The Corporation participated in the drilling of three wells on the Kejr leases, one in 1996 and two in 1997. The Kejr 23-11 came on production in December, 1996, the Kejr 24-11 came on production in June, 1997 and the Kella 34-10 was a dry hole. The Kejr 24-11, that is presently not producing, is being evaluated by the operator who will be determining whether to re-complete the well or to plug and abandon it during 2002. The Corporation also participated in drilling a well on the Hell's Canyon leases during 1997 which was a dry hole. No further drilling activity has taken place since 1997.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial owners of five percent (5%) or greater of Terra Nostra's Common Stock based upon shares issued and outstanding as at February 1, 2002.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Shares	Clifford Larry Winsor	780,000 Direct	5.6%
Common Shares	Buccaneer Holdings, Inc.	1,095,000 Direct	7.8%
Common Shares	Bucaneer Recoveries Ltd.	1,050,000 Direct	7.5%
Common Shares	Renegade Recreational Products Inc.	937,500 Direct	6.7%
Common Shares	Argonaut Management Group Inc.	1,012,500 Direct	7.2%
Common Shares	Caroline Winsor	750,000 Direct	5.4%
Common Shares	Caribbean Overseas Investments Ltd.	937,500 Direct	6.7%
Common Shares	Ocean Exploration Ltd.	937,500 Direct	6.7%
Common Shares	International Securities Group Inc.	6,500,000 Direct	46.4%

The following sets forth information with respect to Terra Nostra's Common Stock beneficially owned by each Officer and Director and by all Directors and Officers as a group.
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Clifford Larry Winsor, Director, President & Secretary/Treasurer	780,000	5.6%
Common	Clement Patenaude, Director	-0-	-0-
Common	Regis Bosse, Director	-0-	-0-
Common	Carl Caumartin, Director	-0-	-0-
Common shares held by directors and officers as a group		780,000	5.6%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers of Terra Nostra

a. Management of Terra Nostra

The following table furnishes the information concerning the directors of Terra Nostra as of February 13, 2002. The directors of Terra Nostra are elected every year and serve until their successors are elected and qualify.
Name	Age	Title and Position Held
Clifford Larry Winsor	62	Director/President & Secretary/Treasurer
Clement Patenaude	60	Director
Regis Bosse	49	Director
Carl Caumartin	40	Director

Clifford Larry Winsor - President, Secretary/Treasurer and Director - Clifford L. Winsor has been an officer and a member of the Board of Directors of the Corporation since 1994. Mr. Winsor is a retired businessman and has been retired since 1996. He presently manages his own investments.

Clement Patenaude - Director. Mr. Patenaude joined the board of directors on February 5, 2002. From 1994 to present, Mr. Patenuade is the President of Reso-Innovac Inc., a private Company. From 1990 to 1994 Mr. Patenuade was a member of the Quebec Prime Minister's Cabinet holding the position of special advisor. Mr. Patenaude holds a PhD. in industrial psychology from the University of Montreal, an M.A. in Psychology from UQAM, and wrote his Master's Thesis at Harvard University in 1972.

Regis Bosse - Director. Mr. Bosse joined the Board of Directors on February 5, 2002. From 1999 to present, Mr. Bosse was the Executive Vice President of Arena Gold Resources Inc., a reporting issuer under the securities laws of the Provinces of Quebec, Alberta and British Columbia. From 1997 to 1999, Mr. Bosse was an investment advisor with Desjardins Securities. From 1980 to 1996, Mr. Bosse practiced as a Certified General Accountant. Mr. Bosse received his degree as a certified general account in 1978 and took the Canadian Securities Course and received his Canadian Securities Diploma in 1996.

Mr. Carl L. Caumartin. - Director. Mr. Caumartin joined the Board of Directors on February 5, 2002. From December 2000 to present Mr. Caumartin served as V.P. Exploration and Development with Arena Gold Resources Inc., a reporting issuer under the securities laws of the Province of Quebec, Alberta and British Columbia. From January, 2000 to November, 2000 he was a principal with Nueva Millenia Management Corp. From 1996 to 1999 he served as V.P. Exploration with Philippine Gold PLC and from 1995 to 1996 he was the manager of Geology for TVX Gold Inc. Mr. Caumartin holds a B.Sc. in Geological Engineering from Queens University and MBA from the University of Sherbrooke.

The Board of Directors of Terra Nostra Resources Ltd. presently has no audit committee.

The term of office for each director is one (1) year, or until his/her successor is elected at Terra Nostra's annual meeting and qualified. The term of office for each officer of Terra Nostra is at the pleasure of the board of directors.

Identification of Significant Employees

None.

Family Relationships

None.

ITEM 6. EXECUTIVE COMPENSATION

Cash Compensation

Compensation paid by Terra Nostra for all services provided during the fiscal year ended December 31, 2001, (1) to each of Terra Nostra's five most highly compensated executive officers whose cash compensation exceeded $60,000 and (2) to all officers as a group is set forth below under directors.

SUMMARY COMPENSATION TABLE OF EXECUTIVES

Annual Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa-tion Stock	Restricted Stock Award ($)	Securities Underlying Options/SARs (#)	LTIP	Other
Clifford L. Winsor, President and Director	1999	$0	0	0	0	0	0	0
Clifford L. Winsor, President and Director	2000	$0	0	0	0	0	0	0
Clifford L. Winsor, President and Director	2001	$0	0	0	0	0	0	0

Compensation Pursuant to Management Contracts.

Terra Nostra presently does not have any management contracts. Terra Nostra currently receives management, accounting, legal and administrative services at no cost from International Securities Group Inc., the Corporation's largest shareholder. The Corporation expects sometime during fiscal year 2002 to commence incurring costs and paying for management and other employment services either through management contracts or employment contracts.

Other Compensation

None; no stock appreciation rights or warrants exist.

Compensation of Directors

Terra Nostra did not pay any compensation services to directors during the fiscal year ended December 31, 2001. Terra Nostra presently has no plans to compensate its directors.

Termination of Employment and Change of Control Arrangements

None.

Key Employees Incentive Stock Option Plan

None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Clifford L. Winsor, an officer and member of the Board of Directors of the Corporation, personally funded a total of $10,146 from incorporation to February 1, 2002. Mr. Winsor accepted the following shares in partial settlement of the amount owed to him by the Corporation. At December 31, 2001 the Corporation owed Mr. Winsor a total of $8,786
Date	Shares	Amount
February 7, 1994	27	275
April 1, 1995	19	185
March 16, 1997	65	650
January 1, 2001	19	250
	130	$1490

On March 1, 1997 the Corporation was directed by 326591 B.C. Ltd, a creditor of the Corporation, to issue 120 shares to Mr. Winsor in settlement of a liability of $2,402. Mr. Winsor is a director and officer of 326591 B.C. Ltd.

During the year ended December 31, 1994 the Corporation lent $7,056 to Renegade Recreational Products Inc., a Company in which Mr. Winsor is a director, officer and a shareholder. The debt accrues interest at the rate of 10% per annum and has no specified repayment terms. At December 31, 2001 the total debt was $13,750.

On August 20, 1996 Buccaneer Holdings Inc., a Company located in Belize, lent the Corporation $10,450 for the purchase of the Kejr Leases on behalf of the Corporation. Prior to this transaction, Buccaneer Holdings Inc. was the sole shareholder of the Corporation. Buccaneer Holdings Inc. accepted 500 shares of Common Stock on September 1, 1996 in settlement of this debt. On September 1, 1996 Buccaneer Holdings Inc. assigned its 10% working interest in Petroleum and Natural Gas leases located in Washington County, Colorado to the Corporation. Additionally on June 1, 1997, Buccaneer Holdings Inc. transferred its 2% working interest in Petroleum and Natural Gas leases known as the "Hells Canyon Prospect" located in Wyoming to the Corporation. From the time of acquisition of these properties in September 1996 through December 31, 2001, Buccaneer Holdings Inc. paid drilling costs on the Kejr and Hells Canyon leases totaling $39,215. and all of the income for the period ending December 31, 1998. For the years 1997 and a portion of 1998 a total of $21,412. in production revenue from the Kejr wells was received by Buccaneer and was offset against the Corporation's outstanding loans. Income for a portion of 1998 and the years 1999 and 2000 were withheld by the previous operator as a result of a dispute and therefore neither Buccaneer nor the Corporation received any income from the Kejr well during this period. As a result, Buccaneer Holdings paid out expenses in excess of all income received from the wells. Such amount is a debt owed by the Corporation to Buccaneer Holdings in the approximate amount of $17,000. as reflected on the balance sheet of the Corporation and has no specific repayment terms.

On February 12, 2002, the Corporation issued a total of 6,500,000 shares to International Securities Group Inc., the Company that handles the administration, legal and accounting services and provides office space to the Corporation. The shares were issued pursuant to a promissory note between International Securities Group Inc. and the Corporation.

ITEM 8. DESCRIPTION OF SECURITIES

Terra Nostra is presently authorized to issue one hundred million (100,000,000) shares of its $.001 par value shares of common stock. As of the effective date of this Registration Statement, Fourteen Million (14,000,000) shares of common stock are issued and outstanding.

Common Shares

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or directors or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to Terra Nostra's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of Terra Nostra do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Terra Nostra's common stock is not now traded, but will commence being quoted upon effectiveness of this Registration Statement in the National Quotation Bureau or the NASD Electronic Bulletin Board.

Stockholders

As of February 14, 2001, Terra Nostra had 14 shareholders of record of its common stock. A total of 7,500,000 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 subject to certain volume and manner of sale requirements set forth in Rule 144.

Dividends

No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. Terra Nostra does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

None

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On January 1, 2001, the Corporation issued a total of 19 shares to Clifford Larry Winsor in settlement of $250.00 worth of debt.

On February 1, 2002, the Corporation commenced a private placement of 1,000,000 shares of its common stock at $0.10 per share. This offering will be conducted in accordance with the provisions of Regulation D and Regulation S promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The Corporation expects to incur costs and expenses totaling $4,000 for printing, legal and accounting in connection with this offering. As of the date of this filing, the Corporation has sold only 17,500 shares under the offering.

On February 12, 2002, the Corporation issued a total of 6,500,000 shares to International Securities Group Inc. in exchange for a promissory note in the face amount of $65,000. payable over six (6) months in equal monthly installments.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law requires Terra Nostra to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. Terra Nostra's Articles of Incorporation eliminate personal liability of directors and officers, to Terra Nostra or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability (i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends.

In addition, Terra Nostra's Bylaws provide that Terra Nostra shall indemnify, to the fullest extent authorized or permitted by law, its officers and directors for any liability including the reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation.

The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

PART F/S

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)

INDEPENDENT AUDITOR'S REPORT and

FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000

FINANCIAL STATEMENTS

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)
Contents:
Financial Statements
Balance Sheets as of December 31, 2001
Statements of Operations and Deficits for the calendar years ended December 31, 2001 and 2000
Statements of Cash Flows for the calendar years ended December 31, 2001 and 2000
Statements of Stockholders' Equity for the calendar years ended December 31, 2001 and 2000
Notes to Consolidated Financial Statements

Stan J.H. Lee, CPA

( a member firm of DMHD Hamilton Clark & Co.)

2182 Lemoine Avenue Tel) 201-681-7475

Suite 200 Fax) 815-846-7550

Fort Lee, NJ 07024

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:

Terra Nostra Resources Ltd

(Formerly Known As Renegade Recreational Rentals Inc.)

1530 9th Avenue S.E.

Calgary, Alberta. T2G OT7

I have audited the acCompanying financial statements of Terra Nostra Resources Ltd. as of December 31, 2001 and for the calendar years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Nostra Resources Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the calendar years ended December 31, 2001 and 2000 in conformity with the generally accepted accounting principles

/s/ Stan J.H. Lee, CPA /s/

Stan J.H. Lee, CPA

January 31, 2002

Fort Lee, NJ

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)

BALANCE SHEET

AS AT DECEMBER 31
ASSETS
2001

Current Assets
Cash	$475
Loans receivable	13,750
Total Current Assets	14,225

Fixed Assets
Oil and gas leases (Note 1)	53,330
Less: accumulated depletion and impairment	(40,818)
Total Fixed Assets	12,512

Total Assets	$26,737

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$530
Accrued expenses	3,000
Shareholders' Loans (Note 3)	25,653
Total Current Liabilities	29,183

Future Site Restoration	4,194

Stockholders' Equity Common Stock - authorized 1,000 shares of no par value (Note 2)	22,820
Accumulated deficit	(29,460)
Total Stockholders' Equity	(6,640)

Total Liabilities and Stockholders' Equity	$26,737

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)

STATEMENTS OF OPERATIONS

Calendar Years Ended December 31,
	2001	2000
Sales & other revenues
Petroleum & natural gas (net of royalties)	$2,938	$-
Less:
Related costs (including depletion and impairment)	(17,269)	(3,104)
	(14,331)	(3,104)

Expenses
Other Administrative expenses	494	1,365

Earnings (Loss) from operations	(14,825)	(4,469)

Other income and expenses
Interest income	1,250	1,136
	(13,575)	(3,333)

Provision for income taxes	-	-

Net Income (Loss)	$(13,575)	$(3,333)

Net Income (Loss) per Common Share	$(13.58)	$(3.40)

Weighted Average Number of Common Shares Used in Calculation	1,000	981

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31
	2001		2000

Cash From Operating Activities:
Net income (loss) from continuing operations	$(13,575)		$(3,333)
Reconciling adjustments
Depreciation and amortization	13,801		3,104
Changes in operating assets and liabilities
s receivable	(1,250)		(1,137)
Accounts payable and accrued expenses	1,280		751
Net Cash Flows From Operating Activities	256		(615)

Cash From Investing Activities:
Acquisition of oil and gas properties	__		__
Net Cash Flows From Investing Activities	__		__

Cash From Financing Activities:
Shareholders' Loan	219		615
Net Cash Flows From Financing Activities	219		__

Net change in cash and cash equivalents	475		__
Cash at beginning of period	__		__

Cash at end of period	$475	$	__

Supplementary disclosure of cash flow transactions
Non Cash Investing and Financing Activites

Movement in Shareholders' loan	(31)
Common stock inssued in part of shareholders' loan	250
Cash received	219

TERRA NOSTRA RESOURCES LTD

(FORMERLY KNOWN AS RENEGADE RECREATIONAL RENTALS INC.)

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2001 and 2000

	Common Stock
	Shares	Amount	Accumulated Surplus (Deficit)	Total Shareholders Equity

Balance at December 31, 1999	981	22,570	(12,552)	10,018
Net (loss) - year 2000	__	__	(3,333)	(3,333)
Balance at December 31, 2000	981	22,570	(15,885)	6,685
Issue of Common Stock	19	250	__	250
Net (loss) - year 2001	__	__	(13,575)	(13,575)
Balance at December 31, 2001	1,000	$ 22,820	$ (29,460)	$ (6,640)

Terra Nostra Resources Ltd.

(Formerly known as Renegade Recreational Rentals Inc.)

Notes to Financial Statements

December 31, 2001 and 2000

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Terra Nostra Resources Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

Renegade Recreational Rentals Inc. (the "Company") was incorporated under the laws of the State of Nevada on February 7, 1994 for the purpose of renting jet boats. The Company's Charter was revoked on November 1, 1996 and subsequently re-instated on October 11, 2000. The Company name has been changed to Terra Nostra Resources Ltd.

During 1994, the Company funded the development of a jet boat prototype. Due to inherent mechanical and structural problems with the jet boat, the project was deemed infeasible and subsequently abandoned.

Operations

Oil and Gas Activities:

During the year 1996, Company acquired a 10% interest in certain Petroleum and Natural Gas Rights located in Washington County, Colorado, known as the "Kejr Prospect". In 1997, the Company acquired a 2% interest in Petroleum and Natural Gas Rights located in Wyoming, known as "Hells Canyon Prospect".

The Company has elected to follow the full cost method of accounting for these activities. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value" discounted at a 10-precent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved reserves.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock is computed based on the weighted average number of 1,000 common shares the year ended December 31, 2001 and 981 weighted average number of common shares for the year 2000, respectively. Fully diluted earnings per share are not presented because they are anti-dilutive.

Risks and Uncertainties

The Company is subject to substantial risks and uncertainties inherent in the operation of oil and gas properties.

Note 2 - Stockholders' Equity

Common Stock

The Company is authorized to issue 1,000 shares of common stock at no par value and had 1,000 shares of common stock issued and outstanding as of December 31, 2001 and 981 for the year 2000.

Subsequent to the year end, on January 21, 2002 the shareholders approved the increase in the authorized capitalization of the Company to 100 million shares of common stock at a par value of $0.001. Additionally, the shareholders resolved to forward split the common stock at a ratio of 7,500: 1.

Warrants and options

There are no warrants or options outstanding to issue any additional shares of common stock.

Note 3 - Related Party Transactions

Clifford L. Winsor, a director of the Company is owed $8,786 with respect to business expenses paid by him on behalf of the Company. At December 31, 2001 this liability is included in Shareholders' Loans.

Buccaneer Holdings Inc., a Company located in Belize, has provided loans totaling $17,397. These loans bear no interest and have no stated repayment terms. At December 31, 2001, this liability is included in Shareholders' Loans.

During the year ended December 31, 1994 the Company lent $7,056 to Renegade Recreational Products Inc., a Company in which Mr. Winsor is a director and officer. The debt accrues interest at the rate of 10% per annum and has no specified repayment terms. At December 31, 2001 the total debt, which is disclosed as Loan Receivable, was $13,750.

Note 4. Recent Accounting Pronouncements

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin no. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC amended SAB 101 to acquire companies with fiscal years beginning after December 15, 1999 to implement the provisions of SAB 101 no later than the fourth fiscal quarter. The Company adopted the provision of SAB 101 in fiscal quarter ending December 31, 2000. The Company does not expect the adoption to have material effect on its financial statements.

Note 5 - Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the three years period.

The income taxes were calculated at the statutory rates of the federal and state franchise tax authorities.

The Company has incurred losses that can be carried forward to offset future earnings of condition of the Internal Revenue Codes are met.

SUPPLEMENTAL OIL AND GAS OPERATING INFORMATION (Un-audited)
Year Ended December 31, 2001

Capitalized Costs Relating to Oil and Gas Producing
Activities at December 31, 2001:	Total	U.S.

Proved oil and gas properties	$53,330	$53,330
Unproved oil and gas properties	-	-
	53,330	53,330
Less accumulated depreciation, depletion,
and impairment	(40,818)	(40,818)

Net capitalized costs	$12,512	$12,512

Costs Incurred in Oil and Gas Producing Activities
for the Year Ended December 31, 2001:

Property acquisition costs -	Total	U.S.
Developed oil and gas properties	$-	$-
Undeveloped oil and gas properties	-	-
Development costs	-	-

Results of Operations for Oil and Gas Producing
Activities for the Year Ended December 31, 2001:

Oil and gas sales, net of royalties	$2,938	$2,938
Production costs	(3,468)	(3,468)
Depreciation, depletion, and impairment reserves	(17,269)	(17,269)

	(17,799)	(17,799)
Income tax expense	-	-
Results of operations for oil and gas producing activities	$(17,799)	$(17,799)

Reserve Information:

All of the Company's reserves are located in Washington County, Colorado. The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available. Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

		Oil (Bbls)
Proved developed and undeveloped reserves -
Beginning of year		2,075
Purchase of minerals in place		-
Production		134
End of year		1,934

Proved developed reserves -
Beginning of year		2,075
End of year		1,934

Standarized Measure of Discounted Net
Cash Flows at December 31, 2001 -
Net cash inflows		37,525
Future production costs		(7,505)
Future development costs		-
Future income tax expense		(11,258)
Future net cash flows		18,763
10% annual discount for estimated timing of cash flows		6,251
Standarized measure of discounted future net cash flows relating to proved oil and gas reserves		12,512

The following reconciles the change in the standardized measure of discounted future net cash flow during 2000:
Beginning of year		53,330
Sales of oil and gas produced, net of production costs		530
Purchase of minerals in place		-
Development costs incurred during the year which were previously estimated		-
Accretion of discount		-
Other		(41,348)
End of year		12,512

During the year ended December 31, 2001 the Company sold 134 barrels of oil.  Average prices realized during 2001 were $19.56 per barrel for oil.  The average lifting cost per equivalent barrel of oil during 2000 was $25.88

PART III

Item 1. Index to Exhibits.

3(i) Articles of Incorporation and amendments thereto.

3(ii) Bylaws.

4 Form of Common Stock Specimen.

23 Consent of Stan J.H. Lee

Item 2. Description of Exhibits.

N/A.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Terra Nostra Resources Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 8th, 2002

TERRA NOSTRA RESOURCES LTD.

By: /s/ CLIFFORD LARRY WINSOR

Name: Clifford Larry Winsor
Title: President